Exhibit (a)(5)(a)

Discounted Stock Options

Section 409A &

CNET Networks’ Tender Offer

Presentation by George E. Mazzotta

CNET Networks, Inc.

Magma Conference Room

235 Second Street

San Francisco, California

Thursday, March 08, 2007

Important Information

This presentation and the transcript thereof are for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any securities. The solicitation and the offer to amend are made only pursuant to an Offer to Amend Certain Options and related materials that CNET Networks filed with the securities and exchange commission (“SEC”) on March 7, 2007 as part of a Tender Offer Statement on Schedule TO. Option holders who are eligible to participate in the tender offer should read the Offer to Amend Certain Options and the related materials carefully because they contain important information about the tender offer. Option holders may obtain a copy of the Offer to Amend Certain Options and the related materials free of charge from the SEC’s website at www.sec.gov or from CNET Networks.

Operator:	You may now begin.

Mr. Mazzotta:	Thank you very much. This is a little bit of an unusual situation because although this is an internal meeting about management at CNET Networks and the 409A stock options that you all are holding on to as current employees. It’s also a public meeting in the sense that what we discuss today will be transcribed into documents and filed with the SEC. So I don’t want that to frighten you or I don’t want that to discourage you from asking the questions that you need to understand this tender offer but I just have to say that.

So, what does it really mean? It just means that I’m limited in what I can say about the company because this will become a public and discoverable document. So I have to behave in such a way that I’m speaking to Wall Street or investors or analysts but I will do my very best with that constraint to answer all your questions about 409A options.

The reason why we file with the SEC is because what we’re suggesting as a solution to solve the tax issue and the tax problem with the 409A options is a public offering. We put out in the public markets this tender offer yesterday about 1:00 Pacific Standard Time and it’s an offer to fix the 409A option that you have and it’s governed by the SEC. So therefore everything we do I’m under Reg. FD and the SEC guidelines and rules. So anyway, the point is please don’t be discouraged from asking questions and speaking up because the objective of this discussion is not just to file documents with the SEC the objective is to answer your questions and no one should leave this room without understanding completely what this tender offer is.

So with that, I’m going to flip through the documents that we’ve also filed. But these don’t stand on their own. They need a little bit of interpretation I think. So let me try to help with that and please interrupt me as I go so that we make sure you understand what we’re doing. So, I went through this. The meeting objective is to clarify which stock options are impacted by 409A, explain CNET Network’s solution to fix these options and what’s the benefit of participating in this tender offer and what happens if you don’t participate.

So the important thing to understand in the very beginning is that some of your unexercised options are subject to this code of the IRS, Section 409A. And will be forever referring to the options subject to this IRS code as 409A options. It’s a shorthanded way of describing this. And the options are included in the following grants: March 15, April, June 18, July 18, October 8, 2001 and finally June 24, 2003. Not every option granted on these dates are subject to 409A but a portion of them are. And I will explain that in a minute.

CNET Networks has a solution that will allow you to avoid all the adverse personal tax consequences of these options if you participate in the tender offer. Your participation is completely voluntary. It’s up to you to elect to participate but you have to be active about it. If you do nothing we assume that you don’t want to participate. And if you don’t participate you’ll have very adverse income tax consequences if you exercise the options or even if you don’t exercise the options. So I just want to pause here because before we launch into a lot of details and this is a complicated subject. Does everyone understand what I’ve gone through so far? Questions?

Woman:	(Unintelligible).

Mr. Mazzotta:	That’s right. I think the good thing about what we’ve done is we’ve been very specific in our communications so the emails that you have all received you’ve received personal communication that in tabular form describes exactly what options are subject to 409A. If they’re not in there, they’re not subject to 409A. And you will also receive hard copies of all this communication as well. So this is a way to just summarize it, you know, lets narrow down the scope. Not every stock option that CNET Network has granted is subject to 409A tax treatment. Only certain ones are and even of the grants that are only a portion of these are. Complicated but I will try to explain it.

Shall we move on? Okay so how did you get these options? And this is at the heart of the investigation that we began in May 2006 and completed in January 2007 when we filed our financial statements again. But you know we investigated 10 years of stock option grants and practices and what we found was that some of the options that we granted were not granted at the right price.

That the proper price should have been something different than what was granted to you. And this results in what we call discounted options because, for example, just to illustrate maybe the options were granted to you at $4 a share but they should have been priced at $7 a share. So those are considered issued the $4 at a discount to what should have been granted $7. So people refer to these and the literature refers to these as discounted options. So that’s what happened.

We determined that there should have been a difference in the price at which those options that were granted to you should have been priced on a different date and should have been priced higher. So you are holding discounted options.

And that’s what this says. Discounted options defined as the price of the revised measurement date was determined to be higher than the price of the original grant date. So measurement date just means that after the investigation and all the analysis around a particular grant we determined that and I’m just using these as an example. Instead of, you know, March 5 being the measurement date for the price of that option it should have been March 15.

And the difference in price there was different. So we know we had to restate our financial statement to reflect the revised price and therefore you are holding on to an option that was actually issued at a discount. That’s all this means.

But it’s good to know these languages because you’ll read about this in the material that you receive.

And then the next slide goes into well what is CNET’s solution? It’s the tender offer and CNET Networks first and foremost is committed to providing a solution to fix this problem and this issue that was created by issuing discounted options.

What’s the solution? The most straight forward solution is to amend the options that you have to adjust the price to this new price. So in my example if you are holding on to options that were priced at $4 a share but they should have been priced at $7 the easy solution is just to re-price them at $7 and it avoids the tax consequences of exercising a discounted option or even holding on to a discounted option. And for that loss of value because there is a loss of value theoretically right? You thought you had an option at $4 and we re-priced it to $7 you lost $3 of value for every option that you are holding onto.

So, what will we do about it? For that loss we will reimburse you in cash so all the material that you’ll weed through — to simplify it but I don’t want to over simplify it. You know, I want you to read through the material that we are distributing to you and I want you to understand it.

But I think it’s important to first begin with a simple understanding of it and that is that you are holding onto options now that are subject to a certain tax code of the IRS and because many of you are California State tax payers it’s also subject to an equal tax from California and these are severe.

These are very high excise tax in addition to ordinary income. So if you just hang onto them and do nothing with them or you exercise them, either way you are subject to this tax because of the way that they were issued. They were issued to you at a discount.

So the solution is I want to avoid all that and the way to avoid it we’ll just re-price them the way they should have been priced and for the — I’m going to label this the intrinsic loss. That’s the loss that its theoretical but that loss that’s seen in my example of $4 and $7 options because we re-priced that you experience we’re going to reimburse you with cash. Questions?

Woman:	(Unintelligible).

Mr. Mazzotta:	The cash will be subject to ordinary income tax just as if you would have exercised the options. So the tax consequences of taking in that cash payment and paying income tax on that or, if you could, exercise the option and actually have realized that hypothetical gain, they’re the same. Questions?

Woman:	Yes, I have a question. (Unintelligible).

Mr. Mazzotta:	Yes we will. So that’s a good question and it just occurred to me did everyone hear all the questions because they’re very good? No, okay so that question is when you re-price how are you re-pricing? And it’s determined by what should have that stock option been priced at? It should have been, you know, when we did our investigation and we looked through all the material and we determined well, it should not have been priced at the $4 it should have been priced at the $7 we have to re-price it at the $7.

Woman:	(Unintelligible).

Mr. Mazzotta:	The proper grant date. Yes.

Woman:	Will the re-pricing affect the vesting schedule?

Mr. Mazzotta:	It will in no way change the vesting schedule. And another question back there? Maybe if I went a little bit faster? Because the answers to your questions are in here and I’m being deliberately slow. Okay, so another couple of points here — well okay, good to know.

Only the options impacted by 409A require the fix and are eligible for the cash payment of course why would you fix options that are not broken? And of course your consent to the offer permits CNET Networks to implement the solutions for you.

Here we go so which options are affected? This gets into a little bit more detail as we said it’s the portion of the options that come from the grants listed below here in this table because they’re issued at a discount.

Let’s see if there’s some new language in this slide that you may need to know. Options are granted at a price below stock’s fair market value we know what that is. On the grant date the options are a portion of these and only the options — this is the defining measure about which options are affected and this comes straight from the 409A code from the IRS Rules is that it’s only those options that are unvested as of 12/31/04 but are currently outstanding are subject to 409A.

This is explained a little bit more in your materials but that’s how they issued - I don’t want to go - get into a lot of, you know, public policy and taxation theory but they put this into law, the IRS, this Section 409A, and you have to introduce it at a particular time and then you have to draw the line in the sand and say, well, this is the cut-off.

So the options that would be effected by this would be (with the clearing), they have to be unvested as of 12/31/04 because I think it went into legislation January of ‘05 and they have to be currently outstanding now. And, you know, let’s measure those and find out - find exactly which options those are and those are the ones that are subject to this excise tax.

Sorry, let me see to you first, and then…

Woman:	On the (rating) services, (unintelligible)?

Mr. Mazzotta:	They - I think - so the question is if you have unvested options…

Woman:	So if you have (vested) - so if you’ve got a brand (unintelligible)…

Mr. Mazzotta:	Yes.

Woman:	…and they are (unintelligible)…

Mr. Mazzotta:	Yes.

Woman:	…(unintelligible)…?

Mr. Mazzotta:	No. It’s only those options that are unvested as of 12/31/04. So the question was and this is a good clarifying question to understand why is it that it’s just a portion of these grants listed here because, well, if they were issued from April 9, 2001 but many of them have already vested, it’s only those options that are unvested as of 12/31/04 that are subject to this tax.

So in other words, right, they had to draw the line, they had to say, well, you know, we can’t go after everything; it’s going to be from this point forward.

And then (unintelligible) people had questions, I’m sorry. In the back.

Man:	What happens to options (unintelligible) and options that are (unintelligible)?

Mr. Mazzotta:	So the question is what has - what will happen to options that have been vested and exercised and what happens to options that are vested and - but not - and not exercised?

So if you exercise these options in 2006, you are liable for this excise tax and that’s a completely different scenario and we have a different solution for that which I’ll speak about separately. And, you know, we issued - if you had done that, you know who you are, we’ve completed to you specifically and we’ve also communicated a solution to you yesterday.

So if you’re worried about that scenario, I had some of these options, they came from these grants, and they were vested, and you know what, I exercised them in 2006. What’s going to happen to me?

You were identified. We communicated to you and as of yesterday, we communicated the solution there which I don’t want to go into a lot of detail but we worked with the Treasury Department and we’re working with the State to make a payment of those taxes on your behalf. And there’s more detail to that but it’s a different subject.

So…

Man:	(Unintelligible).

Mr. Mazzotta:	And the vested and not exercised options are what we’re talking about today. So that’s - so they were - they have now vested. You know, they were unvested as of 12/31/04 but not - but then they started to vest and you’re holding on to them and you’re a current employee. Those are critical criteria for allowing you to participate in this program and in this solution. I’ll get into it later but, you know, you’re a current employee and we expect that you will be through the duration of this tender offer. You’ve got these options.

And they unvested and - or they’re about to vest and they were these options that as of 12/31/04 were unvested and outstanding. So, you know, if you exercised them or not, you’re subject to this tax and we’ve got a solution for you, that’s what the tender offer is.

Okay. Sorry, there was a lot of questions. I think - I don’t know if I answered them all.

Man:	The law went into effect in January of ’05, why is it that (unintelligible)?

Mr. Mazzotta:	Well, the question is if this section of the IRS code went into effect in January 2005, why doesn’t it effect all options that were exercised in ’05 and what assurances do we have that we’re - they’re not going to go after any other type of options? That’s a loaded question.

So we - you know, we read and interpret the regulations as they are published and we believe that, you know, we have done that well and this is how the IRS has defined what they’re going to do about discounted options. And the origin of this, which I know we don’t have a lot of time to go into, is deferred compensation. It - you know, they didn’t create this regulation to go after a stock option investigation but discounted options are under the - under this code because they are deferred compensation. It’s a - it’s complicated.

So that gives us the assurance that, okay, we understand how they put this - they enacted this regulation; the origin of it is deferred compensation and they are going after with this excise tax discounted options. And so we’ve defined these are the discounted options, this has been clarified with the Treasury Department, and we trust that they’re not going to invent something else, to come back, you know, after other option grants.

Man:	(Unintelligible), so what happens to options that were exercised say in ‘02 and ‘03 and ‘04? Are they going to be subject to an excise tax?

Mr. Mazzotta:	No. Our reading of those current regulations are that those are yours to enjoy.

Okay, sorry. Let’s move on. No, that’s not right either. Here we go.

So here’s the solution in a little bit more detail but not as much as the material that you’ve received. So you must read through it. But the tender offer amends the unexercised 409A option to increase the option price. The new option will be priced equal to the fair market value on the measurement date that we discovered for financial reporting purposes; this is what I said by, you know, we know what the measurement date should have been, we know what that - how that option should have been priced, and so that’s how it’s going to be repriced.

This was a question earlier. All other terms, the vesting schedule and everything else will remain the same, nothing will change. The cash payment, that reimburses you for this loss of value because we’ve increased the price of the option, that’s what this bullet point says, it’s going to be equal to that difference. In my example, it was the $4 to $7 and I’ll get - I’ll go through another example I’ve put in here that is - I think explains it a little bit better.

And - but this is an important point. The cash payment to be made to you to reimburse you for this value cannot be made any sooner than January 1, 2008, also governed by the IRS 409A. It’s complicated but if it was made any sooner, it would violate the deferred compensation rules that they’re trying to avoid. So the cash payment is - needs to be made next year.

And, of course, we say this several different ways but only the eligible portion of the 409A option grants may be amended, why would you do otherwise. And this is, of course, those that were unvested as of 12/31/04, the ones that we communicated to you in the e-mails and what you got - you’ll get a hard copy of specific data.

Questions?

Woman:	(Unintelligible).

Mr. Mazzotta:	The question is will the cash payment - sometime after or after the first payroll date of January 2008, will it be made as part of the payroll or separate checks? I don’t know the answer to that. Whatever is cleanest and easiest, it may be cleaner and easier for your records to actually have a separate check, to say I - you know, this is the thing I received to reimburse me for the difference between this adjusted price and the current price.

Yes.

Man:	(Unintelligible).

Mr. Mazzotta:	The question is if the intent was to issue this kind of option in the first place, does a tender offer still deferring the compensation? And the - it’s a good question. And the - our intent was never to issue (this sort of) options.

We issued options the way we thought we should appropriately issue options and it was only after a very extensive audit and, in hindsight, did we determine that, well, they weren’t issued in exactly the appropriate way. And it’s - and a different process should have been followed. But when those things were priced, they were actually priced at a different date and because of the volatility of the stocks between that elapsed timeframe, the price changed.

So it wasn’t seen as intent to issue this kind of other (retent), it’s not an illegal thing to do, you just need to record it properly from an accounting perspective.

So many hands up.

Man:	(Unintelligible).

Mr. Mazzotta:	Right.

Man:	(Unintelligible).

Mr. Mazzotta:	So the question is, well, if the cash payment has to be deferred for 2008, what about the repricing itself, when does that happen? And that happens immediately, after the end of the tender offer period.

Yes.

Woman:	(Unintelligible) and then we had the same exact number of options (unintelligible).

Mr. Mazzotta:	Your - the question is do we get different options or new options issued at the higher price? And the answer is your options are just - you hold on to the same options but they’re just amended to adjust for the price; that’s why their vested schedule stays the same, nothing else has change, you just have a different price.

Woman:	So those options, you won’t get (unintelligible).

Mr. Mazzotta:	The question is so when will we be able to trade those options? And the answer is whenever the trading window is open as long as they’re vested.

Yes.

Woman:	(Unintelligible).

Mr. Mazzotta:	No. You have to be an employee after the tender offer closes, 21 business days from yesterday.

Yes.

Man:	(Unintelligible).

Mr. Mazzotta:	Hmm.

Man:	(Unintelligible).

Mr. Mazzotta:	Yeah. So the question is a morbid one and it’s about, you know, what happens if something happens to us, me, or - you know, but - who gets the payment? So, you know, if you’re not an employee anymore, you still get the payment. You participated in this tender offer, your options will be priced, the tender offer expired, you were still employed with us and a current employee. Now - so you - wherever you are, we’ll find you and get you this check.

But, you know, I can’t answer that question. I’ll have to, you know, go to our lawyers to find out what happens. I suppose if you’re deceased, you know, you would have some kind of transfer upon death beneficiary designation to say, oh, it goes to, you know, my cat or something. Is that…?

Woman:	(That’s right).

Mr. Mazzotta:	Yeah.

Man:	(Unintelligible).

Mr. Mazzotta:	Or a dog.

Woman:	Or me if you’d like.

Mr. Mazzotta:	Yeah.

Woman:	So I guess I’m having a hard time understanding (unintelligible) who would not want to. I know you can’t give advice.

Mr. Mazzotta:	Let’s just continue. And okay let me see, all right. You know, I keep hitting – hold on. Oh finally an example that probably I should have started with. Can you see that from back? Can you barely or no? You can move closer because this, and although you have this presentation, this was distributed as well, Slide 8.

It’s probably the best slide to go to first because it explains what’s happening in the tender offer for these options and what happens if you don’t participate. So probably I should have started here and it would have answered a lot of questions.

But what I did is I created this example, just high-level assumptions and assuming to make the math easy, you have 1,000 options. But CNET stock and the original exercise price was $5. But through the investigation we determined that it should have been priced at $7.

And let’s assume for just math that the market price today is $11. So that’s our set of assumptions. And let’s assume that the 1,000 shares of CNET options those are the sum total. They may have come from different brands, but that’s the sum total of all the options subject to 409A so you’re holding onto.

And then in both examples whether you accept the tender offer or you decline it, let’s just assume that all of the options are going to be exercised. So you can see the full impact of what happened.

So example one is I accept this offer. What happens? Well, and when I say what happens, I mean what happens to that – to the economic gain that is, you know, that is in these options. Well they were repriced if I accept the tender offer. And they were repriced. Instead of $5 they’re repriced at $7. So the reprice value or the net value is the market price of $11 minus that adjusted price. So that’s $4 a share times 1,000 options is $4,000. You’re with me so far.

And okay and I also get a cash reimbursement because I just some lost value. I thought they were priced at $5 and now you reprice them at $7. I lost $2. So $2 times 1,000 shares that you had that’s $2,000. So $2,000 in cash, $4,000 in an exercisable value. And that has a total return before tax – ordinary income tax of $6,000. So it preserved the value of that was issued to you originally.

Or another way of saying it is that the solution and the tender offer preserved the value that we expected to deliver to you when we said, you know, you’re a great employee. And we like you very much. And we’re giving you stock options to show our appreciation and to keep you incented and motivated to work here and do a good job.

And when we said that we thought they were priced at $5. And if they were priced at $5 and the market price is now $11 that was a $6 gain, right, times 1,000 shares is $6,000 of value to you. That’s how we looked at it.

So the tender offer says well, you know, that’s $6,000 of value that we have to preserve. So we repriced so you’re not subject to these taxes. And that – you can get $4,000 of that value back just by exercising the options. And you can do so without fear of being subject to these taxes. And we’ll make up the other $2,000 that you lost with a cash payment. So the tender offer – the intent behind the tender offer is to put things back in order.

So what happens if you don’t? Well the, you know, unadjusted gain, so you didn’t reprice. You just said, I’m not going to participate in this tender offer. And what would happen is you’d have a net value of the market price of $11 minus the original exercise price because nothing happened to your shares. So that’s $6 times 1,000 options is $6,000. So that’s your original gain.

But then the federal government says, well but those were 409A options. So in addition – before we even start to talk about ordinary income tax that you’re subject to there’s at least a 20% excise tax. And there’s some penalties which we can go into later if you really want to get into it. But at the bare minimum it’s 20% excise tax, in addition to all of the other tax you’ll pay, plus there’s penalties. So that’s $1,200 away from that gain.

And then the State of California, if you are a State of California taxpayer says, well we’re going to do that too. So if you exercise 409A options that’s another 20% we want. And there’s an equal amount of penalties associated with the State. So that’s at least another $1,200 for a total of excise tax of $2,400. I’m not even including penalties in here because the calculation is so complicated.

But the duration of holding time times 1% interest. And its – anyway, the – so the net gain is $3,600 and then you have to pay ordinary income tax $3,600 compare to $6,000.

And I think I get – should I move off this? Have I spent too much time on it, (Theresa)?

(Theresa):	(Unintelligible) might be a perfect example to explain this. So just so everybody is clear, the sale of the option, the $4,000 for example will be able to happen at any time during the remainder of 2007 after (unintelligible) tender offer period and subject to our regular trade.

Mr. Mazzotta:	Yeah, as long as the trading window is open, right. Does everyone, sorry, okay, so the question, sorry, so the question – I’m being a (unintelligible). So the question is the $4,000 gain that’s reflected in this example of exercising these options that have been repriced that can happen as soon as the tender offer is complete. The options have been amended to be repriced and the trading window is open.

You know, currently we’re moving into our earnings release for Q1 ‘07 and so the window is closing or has closed. So the window just needs to be open. And like we said before, whereas the $2,000 cash payment to reimburse you for the rest of that economic hypothetical gain that you would have lost that needs to occur no sooner than January 1, 2008 according to the federal government.

So I don’t want to move off this if I’m doing it too soon. Questions?

Ciaran, you’re good with this.

Ciaran Long:	(Unintelligible).

Mr. Mazzotta:	Okay. All right. Okay. So we talked about this before. I’ll move through this quickly. But who is eligible for the tender offer? You know, you must be an employee for the duration of the offer. It’s outstanding for 21 days. It’s April 4, ‘07. And of course you have to be holding 409A options or you wouldn’t be in this room or on the call if you weren’t.

And I saw one point that we didn’t talk about share. It’s really I think an important detail is that you have to elect either all or nothing. Either I’m repricing all of them. I want to fix all of them or nothing at all, by grant. You can’t select to fix only some of them. But you’ll see us – well I can’t editorialize.

Okay, what do I do to participate in the solution? These are some important points. You must complete the CNET selection form. The completed form needs to be sent to Darrell in the San Francisco office. His contact information is in the presentation and it’s all over the communications that we sent to you.

Delivery must be via email, fax or hand delivered. You know, our suggestion is please confirm that you have delivered the communication to Darrell. And that it’s acceptable. The form is complete. There’s no deficiencies on the form. It’s in your best interest. If you do select to participate your election form must be received by – before midnight Pacific Standard Time on April 4, 2007. And just to repeat it, you know, election forms received after midnight are just not accepted. And no exceptions can be made. This isn’t management’s discretion. This is the SEC.

So we have to be very very strict about how this is managed or we jeopardize the offer for everyone. Email confirmation will be issued to you within two business days after receipt. And participation in the Tender Offer is completely voluntary.

The Tender Offer documents and the personalized selection form you’ve received an email that includes the personalized addendum. This is this table about what options you’re currently holding our subject to 409A.

And the hyperlink to a copy of the amended option plan, a Q&A that will answer a lot of the questions and fact that you all ask today. The election form, the withdrawal form, by Friday, March 9 at home – we hope by Friday, March 9 you’ll receive a hard copy mail packages that include all of this stuff that you have hyperlinks to, just to be sure.

What happens if I don’t participate? We went through this in the example. But let me just go through it quickly. You will not receive the benefits of CNET’s Network solution, no amended option price, no cash payment in 2008. And you’ll be completely responsible on your own or the federal and state excise taxes and all the penalties. And there will be no reimbursement for these taxes or the interest.

If you don’t amend and don’t exercise your 409A options this is a very important point because I’ve been asked this question several times before. Well what if I just freeze and do nothing and hang on to them and hope that something will change later. It doesn’t matter. You’ll be past anyway on this – on, you know, the 409A option.

The final point here is that this is a one-time solution and a one-time offer to prevent these taxes. This isn’t something that we’ll do again. This is something that’s very important to manage and right now, immediately and fix this. At least in our opinion we think of it as a fixed as soon as possible or our employees.

Let’s see, what else is in here? A little bit more about the timeline we put in here. The tender offer begins yesterday and ends on the fourth. The election forms again, you know, to Darrell. This is redundant. It’s, you know, they must be received by midnight on the 4th.

I think this is all with the email confirmation. This is all redundant. These are the, you know, you receive this presentation so you can – you have phone numbers and email links. David Bernstein, our Senior VP and Chief Accounting Officer is available to answer questions and he’ll – we wanted to field a lot of questions through him so we can categorize them and help people and perhaps issue additional communication if there’s a theme developing. Darrell is the guy to execute the tender offer. And of course I’m available as well.

The tax advice this is our disclosure here about – this is tricky stuff and it’s complicated. And we’re prohibited from providing to you advice about the tender offer, advice about your personal finances and tax. I hope that this explained what the offer was and what our intent is. And what we’re trying to do and so you can draw your own conclusions.

But I encourage you to get some kind of tax advice and do some research on this if you’d like. We just unfortunately, we want to help but we can’t. And this is a disclosure about - sorry. You can read that.

Did I go through that too quickly, Delida?

And so just stay on this for a moment. It’s just - this is not a solicitation is what this is saying.

And this is what I said about tax advice. And that’s the end of the material that you have. But let’s spend some time. We’ve got at least 10, 15 minutes and some more questions. Yes?

Man:	(Unintelligible)?

Mr. Mazzotta:	Yes so...

Man:	(Unintelligible).

Mr. Mazzotta:	They will be repriced. So the question is if they were - if you’ve got - if you’re holding on to options and they’re vested now, but not exercised, or if they’re about to vest, what will be repriced?

And this answer is, is that it’s determined that they are 409A options by the rule that we described earlier which is were they unvested and outstanding as of 12-31-04? Then they will all be repriced.

And you’ll see that in your personal information and data that is outlined. It’ll say these are the shares. This is the price. And it’ll describe and define for you specifically these are the options that are going to be repriced.

Man:	(Unintelligible)?

Mr. Mazzotta:	They will be at the old price. So it’s another - the follow-up question was about the - well what if there’s another portion of those same grants that weren’t subject to 409A and they’re still out there?

And the answer is those are not repriced. It’s only that portion of those grant (unintelligible) that were subject to 409A.

In the back?

Man:	(Unintelligible)?

Mr. Mazzotta:	Well only - the question is what if the adjusted exercise price is higher than the current market value? That may happen. And that just means that - well that may happen.

And this is why we thought that it was important to reimburse employees for again, what I call the loss of intrinsic value which was the difference between the original exercise price and what the price should have been. Because that compensates you for this adjustment and you preserve your return.

Yes, sorry, in the back.

Man:	(Unintelligible)?

Mr. Mazzotta:	Yes, first of all, I believe we’re on the forefront of many things in the stock option investigation front. We’re - the one of few companies that have actually worked through the entire process, restated financial statements, got them public again.

And so we’re on the vanguard and we’re learning probably for the benefit of a lot of other companies. But there’s just enough of a case study of other companies that have gone through part of this that gives us assurance and gives us some fact pattern to base some of our approach on.

And there have been several companies that have done just this, that have actually - and in fact, used cash to reimburse for the loss of intrinsic value.

So we believe - and again, we’ve spent a lot of money and put a lot of resource behind these solutions and this research including working the course very closely with the SEC on this tender offer and working with the treasury department.

So we feel very confident that this is workable. Thank you.

Yes?

Man:	So are there any different conflicts or similar (unintelligible)?

Mr. Mazzotta:	Yes. So the question is well what about the state? I mean how does the - how will the state of California treat these options? And is it similar to the Federal government?

So the thing to know is that the state is behind the federal government. And I mean that literally. So the IRS came out with this a long time ago. And although they’re working - they never expected it to apply to this situation where 170 companies are going through this investigation.

Still, they issued memorandums of guidance and how to interpret things. Whereas the state of California is kind of late to the party. And they haven’t issued a lot of specific guidance. And we hope that they do. They should soon.

But what we know from what they have issued is that they’re running a program in their words, parallel to the federal government including the 20% excise tax and the penalties. They just use a different marginal tax rate for the states than they do the federal government. But so far they’ve been almost an identical program.

So I mean the answer, the full answer gets a little bit into a different subject which is where we began with what if you have exercised some of these options in 2006? Then you are subject to tax consequences and we do have a different solution for those people.

And as I said, if you have, we know exactly who you are. We’ve communicated to you. And yesterday we communicated the solution. So we’re going to participate in these plans offered by the federal and state government to make these payments on your behalf.

Does anyone on the phone have questions?

Operator:	If you would like to ask a question, please press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

You do have a question from the line of (John Webster).

Mr. Mazzotta:	Hi (John).

(John Webster):	Hi. This is a little perhaps morbid or something. But are the cash payments guaranteed? Are they held in escrow?

Mr. Mazzotta:	I don’t believe they’re held in escrow. But the acceptance of the tender offer is a binding commitment to this cash payment. Is that - does that answer your question or was there something else there?

(John Webster):	Well I guess that’s - if there are changes in the company or something like that be carried on by anything else going on. So...

Mr. Mazzotta:	Yes. Under any circumstance, this is a binding commitment. And in part, it’s why we’re doing this the way we’re doing it which is a public offering, and a tender offer.

And when you elect to participate, you have created a binding contract with the company that the company owes you this reimbursement. And we’re on file with the SEC that says we’re going to pay you.

(John Webster):	Okay, sounds good.

Mr. Mazzotta:	There’s one - there’s a question from the room also.

Woman:	(Unintelligible)?

Mr. Mazzotta:	How does inflation get worked into the cash reimbursement? So the question is about the observation that well there’s a time difference between now and January 1, 2008 and maybe there should be some interest or something effected to that payment.

The math behind it is you’ll - most people will be better off because most of the shares without any interest or inflation adjusted payments because -- and I don’t know how much I can get into this. But there’s - while there’s many options that are coming from the later grant, some of which have not vested yet. They’ll vest between now and June 23rd ‘07.

So the reimbursement theoretically is actually for options that haven’t even vested yet. So it’s - the math works favorably. Is that too much? Okay.

Back.

Man:	(Unintelligible)?

Mr. Mazzotta:	So the question is when does the tender offer affect corporate finances? The most obvious effect because I don’t think there’s a market valuation effect meaning this is now public in the market. People have published already about this. And there’s some notes this morning. CNET has announced this is what’s happening.

I think the market expects this. They know that these are the residual issues that need to be cleaned up and managed.

And I - and a little bit of editorial here is that CNET, we have done a fantastic job and we’re held up in many different areas as the model by which to follow when people are working through this.

So I think people look at it as that’s a high integrity high quality solution, we would expect it.

The obvious impact financially is that the reimbursement of the lost value is a cash impact to us. And that’s also filed in the tender offer. And you can see exactly what we’re going to pay to keep employees whole.

Yes?

Man:	(Unintelligible)?

Mr. Mazzotta:	Right. So the question is for the reimbursement, is the tax treatment just ordinary income or is there some capital gains (associated) with it? It’s ordinary income. It’s just as though you’ve exercised your options.

When you exercise options, the tax impact is ordinary income, income tax, unless you (stop) to hold the shares. And then it’s a matter of did you hold them short term, long term? What kind of capital gains tax (is this)?

I think I should ask one more time about the phone, if there’s anyone on the phone that has a question. Because at 10 o’clock there’s a new group coming in.

Operator:	Your next question comes from the line of (Josh Vlasser).

Mr. Mazzotta:	Hi (Josh).

(Josh Vlasser):	Hi. If Section 409A is kind of like the IRS seems to be kind of sketchy about some of their guidelines meaning that they haven’t finalized the entire section.

How do we know or why do we have such a short deadline to accept the offer? And the - is there any foresight into if the IRS plans on changing these guidelines down the road?

Mr. Mazzotta:	Well we - everyone heard that question. So I mean we believe strongly. And we’re reasonably confident that there will not be a new interpretation of the Section 409A of the IRS code.

As I said, it’s not something new. It’s something that was developed and put into effect January 2005. But certainly what’s new is the development of stock option investigations and how they apply that section of their tax code to this situation.

But we believe that in our conversations directly with the Treasury Department and all that they have published, we believe that this is a definitive interpretation by the federal government.

And as I said, the federal government is out in front of the state. The state, we need a little bit more clarity, but we feel we have a confident and clear picture of what’s going to happen.

The other part of your question about timing and deadline, these are deadlines imposed by the federal government themselves. So it would be to our - a great disadvantage if we waited for more clarity.

And I think it’s also personally a disadvantage to the employees who when we granted these options in the first place, we did so thinking that we were providing you with a certain amount of value and compensation for your work, your effort and your potential.

So we feel also it’s important to immediately restore that value.

(Josh Vlasser):	Thanks.

Mr. Mazzotta:	So we’re changing rooms to a new group. I think all three of you.

But thank you very much. And again, if you have questions, talk to David or me.

Man:	Thank you.

Man:	Thanks.

Operator:	This does conclude today’s teleconference. You may now disconnect.

END